

August 24, 2015

Via E-Mail
Mr. Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer
Halcón Resources Corporation
1000 Louisiana Street, Suite 6700
Houston, TX 77002

> **Re: Halcón Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-35467**

Dear Mr. Mize:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1 - Business, page 6

Oil and Natural Gas Reserves, page 9

1.   We note your risk factor disclosure on page 41, indicating that if commodity process remain at decreased levels;

- the average prices used in your ceiling calculation will decline and will likely cause write downs of your oil and gas properties;

- reduce the amount of oil and natural gas that you can produce economically;

- delay, postpone or terminate your exploration, appraisal and development activities;

- limit your financial condition, liquidity, and ability to finance your capital expenditures and results of operations; and

- reduce any future revenues, operating income and cash flows

Explain to us how you have considered providing, where reasonably practicable, quantification of the impact of current commodity prices. As part of your response, address your drilling plans and your reported reserve volumes. For example, to the extent that you report proved undeveloped reserves that would not be developed in the current pricing environment, explain how you have considered disclosing the volume of reserves that would not be developed. Further, it appears you have determined that the continuation of the current economic environment would lead to additional significant impairment. Given that you would ordinarily have nine or ten of the twelve prices needed for the next ceiling test at the time of filing your periodic reports, we believe that you should disclose information about the magnitude of any material reasonably possible upcoming ceiling test write-downs, based on information known to you in advance of filing your report, along with any of the underlying assumptions that are necessary to clarify the nature of this disclosure. Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant